**EXHIBIT 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We have issued our report dated March 27, 2008, accompanying the consolidated financial statements included in the Annual Report of Shoe Pavilion, Inc. on Form 10-K for the year ended December 29, 2007.  We hereby consent to the incorporation by reference of said report in the Registration Statements of Shoe Pavilion, Inc. on Form S-3 (File No. 333-129210, effective January 17, 2006) and on Forms S-8 (File No. 333-49007, effective March 31, 1998 and File No. 333-49009, effective March 31, 1998).

/s/ GRANT THORNTON LLP

Los Angeles, California
March 27, 2008